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April 9, 2024	Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

VIA EDGAR

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust, et al., File No. 812-15553

Dear Mr. Rakestraw,

We are writing in response to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided in a phone call on March 14, 2024 to Alexander C. Karampatsos of Dechert LLP with respect to an application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an order of exemption from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder, pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements, filed with the SEC on March 4, 2024 (the “Application”) on behalf of Eagle Point Enhanced Income Trust, Eagle Point Institutional Income Fund, Eagle Point Credit Management LLC and Eagle Point Enhanced Income Management LLC (collectively, the “Applicants”). On behalf of the Applicants, we have reproduced your comments below and provided the Applicants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Application.

Comment 1:	The Staff notes that the Application includes the expected share classes to be offered by Eagle Point Enhanced Income Trust but not for Eagle Point Institutional Income Fund. Please identify the share classes expected to be offered for Eagle Point Institutional Income Fund or explain why such share classes are not included.

Response 1:	The Applicants note that while Eagle Point Institutional Income Fund intends to offer additional classes of shares in the future, the expected name and number of share classes are not yet known.

Comment 2:	Please revise the language in the “Initial Funds—Statement of Facts” section as follows:

“If the relief requested herein is granted, EPEIT intends to offer Class AA, Class A, Class C and Class I Shares pursuant to a continuous public offering and EPIIF may offer additional classes of shares as discussed above pursuant to a continuous public offering.”

Mr. Rakestraw April 9, 2024 Page 2

Response 2:	The Applicants have revised the Application accordingly.

Comment 3:	Please cite to the precedent exemptive order for Cantor Fitzgerald Sustainable Infrastructure Fund, et al. in the Application.

Response 3:	The Applicants have revised the Application accordingly.

Comment 4:	Please revise the definition of “Advisers” in the “The Proposal” section to refer to each of Eagle Point Credit Management LLC and Eagle Point Enhanced Income Management LLC as an “Adviser” and together, the “Advisers”.

Response 4:	The Applicants have revised the Application accordingly.

These changes will be reflected in the amended and restated Application (the “Amendment”), to be filed via EDGAR, along with a ..pdf file of the Amendment marked to indicate all changes. Should you have any questions regarding this letter, please contact Alexander C. Karampatsos at 202.261.3402 (or by e-mail at Alexander.Karampatsos@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Philip Hinkle, Dechert LLP